UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Dolan Media Company
(Exact name of registrant as specified in its charter)

Delaware	43-2004527

(State of incorporation or organization)	(IRS Employer Identification No.)

222 Second Avenue South, Suite 2300, Minneapolis, Minnesota	55402

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series A Junior Participating Preferred Stock Purchase Right	The New York Stock Exchange
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
On January 29, 2009, the Board of Directors of Dolan Media Company (the “Company”) announced the declaration of a dividend of one Right for each outstanding share of Common Stock (the “Common Shares”) of the Company (a “Right"). The dividend is payable to the stockholders of record on February 9, 2009 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares”) of the Company at a price of $40.00 per one ten-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 29, 2009, as it may from time to time be supplemented or amended (the “Rights Agreement”), between the Company and Mellon Investor Services, LLC, as Rights Agent (the “Rights Agent”).
Until the earlier of (1) the close of business on the tenth day after the first public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of Common Shares equal to or in excess of 15% or more of the then-outstanding Common Shares (an “Acquiring Person”), or (2) the close of business on the tenth day (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership of such person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by the Common Share certificates (or, for Common Shares held in book-entry accounts through the direct registration service of the Company’s transfer agent, by such book-entry accounts (together with a direct registration transaction advice with respect to such shares)), will be transferable only by the transfer of the Common Shares associated with such Rights and any transfer of the Common Shares (including a transfer to the Company) will constitute a transfer of the Rights. As described below, after a person or group becomes an Acquiring Person, the Rights may not be redeemed or amended.
Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a legend incorporating the Rights Agreement by reference (or, for Common Shares held in book-entry accounts through the direct registration service of the Company’s transfer agent, a legend on the direct registration transaction advice with respect to such shares.) Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. In the event the Company elects to distribute any Rights by crediting book-entry accounts, separate Rights Certificates will not be issued with respect to some or all of the Rights and any legend required on a Rights Certificate will be placed on the direct registration transaction advice with respect to such Rights.
The Rights will expire on January 29, 2019 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below.

The Rights are not exercisable for Preferred Shares until the Distribution Date. If a person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right instead of Preferred Shares. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (and certain related persons or transferees) will be null and void.
At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that have become null and void), in whole or in part, without any additional payment, for Common Shares, at an exchange ratio of one Common Share (or of a share of a class or series of the Company’s preferred shares having equivalent rights, preferences and privileges) per Right (subject to adjustment).
At any time after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, if (1) the Company is the surviving corporation in a merger with any other company or entity, (2) the Company is acquired in a merger or other business combination transaction, (3) 50% or more of the Company’s consolidated assets or earning power are sold, or (4) an Acquiring Person engages in certain “self-dealing” transactions with the Company, each holder of a Right (other than those whose Rights have become null and void) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of such Right.
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one ten-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
At any time prior to a person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.001 per Right (the "Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Any of the provisions of the Rights may be amended by the Board of Directors in its sole discretion. However, after a person or group becomes an Acquiring Person, any such amendment must not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain related persons and transferees).
A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on February 3, 2009. This summary description of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference. In connection with the Rights Agreement, the Company filed a certificate of designations with respect to the Preferred Shares setting forth the terms of the Preferred Shares issuable upon exercise of the Rights. The certificate of designations is attached as Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on February 3, 2009.

The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company’s Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company’s stockholders. Because the Company’s Board of Directors can redeem the Rights and amend the Rights Agreement in any respect prior to a person or group becoming an Acquiring Person, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.
Item 2. Exhibits.

Exhibit
Number	Description of Exhibits

3.1
Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 14, 2007, and incorporated herein by reference).

3.2
Second Amended and Restated By-Laws of the Company (as amended December 15, 2008) (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2008, and incorporated herein by reference).

3.3
Certificate of Designations of Series A Junior Participating Preferred Stock of Dolan Media Company (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2009, and incorporated herein by reference).

4.1
Rights Agreement, dated as of January 29, 2009, by and between Dolan Media Company and Mellon Investor Services LLC, as Rights Agent (which includes as: Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock; Exhibit B the Form of Rights Certificates; and Exhibit C the Summary of Rights to Purchase Preferred Stock) (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2009, and incorporated herein by reference).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DOLAN MEDIA COMPANY

Date: February 3, 2009	By:	/s/ Scott J. Pollei

	Name:	Scott J. Pollei
	Its:	Executive Vice President and Chief Financial Officer